FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                            Report of Foreign Issuer
                          For the date of April 24, 2007

                                  VERNALIS PLC

                                  Oakdene Court
                                613 Reading Road
                                    Winnersh
                                   Wokingham
                               Berkshire RG41 5UA


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________






Enclosures:

1.  News release dated 24 April, 2007 announcing Nasdaq Stock Market

April 24, 2007


  Vernalis plc Announces Intent to Delist from The Nasdaq Stock Market and to Deregister and Terminate its U.S. Reporting Obligations under the Securities
                              Exchange Act of 1934

WINNERSH, U.K., April 24, 2007 -- Vernalis plc (LSE: VER, Nasdaq: VNLS) (the "Company") announced today that its board of directors approved the delisting of its American Depositary Shares, each representing the right to receive two ordinary shares of five pence each of the Company (the "ADSs"), from The Nasdaq Stock Market (the "Nasdaq") and, provided that the ADSs satisfy the trading volume test set forth in the Securities and Exchange Commission's (the "SEC's") newly-adopted Rule 12h-6(a) as of the date on which the delisting becomes effective as required by newly-adopted Rule 12h-6(b)(1), to deregister and terminate the Company's reporting obligations under Sections 13(a) and 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act").

The Company's board of directors took this decision based on its assessment that
(a) continued compliance with the rules of the SEC and the Nasdaq, in particular
Section 404 of the Sarbanes-Oxley Act of 2002, would be excessively burdensome for the Company relative to the limited benefits the Company might realise and
(b) all investors in the ordinary shares and ADSs of the Company are accorded protection by the Company's listing on, and continued compliance with the rules of, the London Stock Exchange.

In accordance with SEC rules and the rules of the Nasdaq, the Company has provided written notice to the Nasdaq of its intent to delist. The Company intends to file a Form 25 with the SEC on or about May 4, 2007, to effect the delisting. By operation of law, the delisting will be effective ten days after this filing, unless the Form 25 is earlier withdrawn by the Company. The Company reserves the right to delay the filing of the Form 25 or withdraw the Form 25 for any reason prior to its effectiveness.

The Company intends to file a Form 15F with the SEC to deregister and terminate its reporting obligations under Section 13(a) and 15(d) of the Exchange Act as soon as practicable following the later of the effectiveness of the delisting and the coming into force of new Rule 12h-6. By operation of law, the deregistration will be effective 90 days after the filing, unless the Form 15F is earlier withdrawn by the Company. The Company reserves the right to delay the filing of the Form 15F or withdraw the Form 15F for any reason prior to its effectiveness.

The Company has not arranged for the listing of its ADSs or ordinary shares on another national securities exchange or for the quotation of its common stock in a quotation medium in the United States. The Company intends to maintain its American Depositary Receipt (ADR) facility with The Bank of New York. The ADSs will trade in the US over-the-counter (OTC).

Enquiries:
Vernalis plc                                            +44 (0) 118 977 3133
Simon Sturge, Chief Executive Officer
Tony Weir, Chief Financial Officer
Julia Wilson, Head of Corporate Communications

Brunswick Group                                         +44 (0) 20 7404 5959
Jon Coles
Justine McIlroy

Lazar Partners Ltd
Gregory Gin                                             212-867-1762



Notes to Editors


About Vernalis

Vernalis is a speciality bio-pharmaceutical company focused on products marketed to specialist neurologists. The company has two marketed products, Frova(R) and Apokyn(R), and a development pipeline focused on central nervous system disorders. The company has eight products in registration/clinical development and collaborations with leading, global pharmaceutical companies including Novartis, Biogen Idec and Serono. Vernalis has established a US commercial operation to promote Apokyn(R) and co-promote Frova(R) alongside its North American licensing partner, Endo Pharmaceuticals, progressing the company towards its goal of becoming a sustainable, self-funding, R&D-driven, speciality bio-pharmaceutical company. For further information about Vernalis, please visit: www.vernalis.com



Vernalis Forward-Looking Statement

This news release may contain forward-looking statements that reflect the Company's current expectations regarding future events including the clinical development and regulatory approval of the Company's products, the Company's ability to find partners for the development and commercialisation of its products, as well as the Company's future capital raising activities. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors including the success of the Company's research strategies, the applicability of the discoveries made therein, the successful and timely completion of clinical studies, the uncertainties related to the regulatory process, the ability of the Company to identify and agree beneficial terms with suitable partners for the commercialisation and/or development of its products, as well as the achievement of expected synergies from such transactions, the acceptance of Frova(R) and Apokyn(R) and other products by consumers and medical professionals, the successful integration of completed mergers and acquisitions and achievement of expected synergies from such transactions, and the ability of the Company to identify and consummate suitable strategic and business combination transactions.



                                Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




Date: April, 24, 2007                              Vernalis PLC
                                                   (Registrant)



                                                    By:______________
                                                       Tony Weir
                                                       Chief Financial Officer